Exhibit 99.1

MEDIA CONTACT:	INVESTOR CONTACTS:
Mary Stutts Ph: 650 794 4403 Niamh Lyons Ph: 353 1 663 3602	Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444

Elan Corporation, plc Board Announces CEO Agreement

DUBLIN, Ireland – June 3, 2010 – As a key part of its commitment to excellence in corporate governance and prudent executive succession management, Elan Corporation, plc announced today that its Board and Mr. Kelly Martin, Chief Executive Officer have agreed to transition his employment contract from an open-ended agreement to a fixed term agreement.

Under this agreement, Mr. Martin has committed to remain in his current roles as Chief Executive Officer and Director of the company through May 1, 2012. It is envisioned that upon the completion of this fixed term Mr. Martin will then serve the Board as Executive Adviser through January 31, 2013. At that time and after a decade of service to the company, he will have completed his commitment to the company.

This agreement and announcement are intended to provide employees, patients, business collaborators and investors with clarity and continuity on the executive leadership of the company.  Mr. Martin and the executive team continue to be dedicated and focused on key drivers of growth and value for Elan and its pipeline, as well as its strong relationships with its collaborators and partners.

Additionally, the adopted timeframe will enable Mr. Martin and the Board of Directors to conduct a comprehensive succession process.

Elan’s Chairman, Mr Kyran McLaughlin, said: “Elan’s Board is committed to long term leadership succession planning as it is an important part of good governance policies. The amendments to Kelly’s employment arrangements are a necessary and desirable part of this commitment. On behalf of Elan’s Board, we recognise the significant contribution Kelly has made to the company since 2003 and look forward to the company benefitting from Kelly’s continued leadership and direction in the coming years.”

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Source: Elan Corporation, plc
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